Exhibit 99.19

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

Total quarterly ex-dividend dates for 2017 dividend

Paris, March 16, 2016 – Subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2017 will be:

•	September 25, 2017;

•	December 19, 2017;

•	March 19, 2018;

•	June 11, 2018.

The above ex-dividend dates relate to Total shares traded on the Euronext Paris.

In the event of an option to receive the dividend in shares, the payment dates for the interim and remaining dividends in cash or in shares will follow the end of the option period, approximately twenty days after the ex-dividend date.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2016 relative to Total shares traded on the Euronext Paris will be:

•	September 27, 2016;

•	December 21, 2016;

•	March 20, 2017;

•	June 5, 2017.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com